RMG ML Sports Holdings

930 Tahoe Blvd STE 802 PMB 45

Incline Village, NV 89451

June 5, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ruairi James Regan

Re:	RMG ML Sports Holdings
Registration Statement on Form S-1, as amended Initially Filed February 27, 2026 File No. 333-293853

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RMG ML Sports Holdings (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on June 9, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Lowenstein Sandler LLP, request by telephone that such Registration Statement be declared effective.

Please contact Daniel Forman, of Lowenstein Sandler LLP, special counsel to the Company, at (212) 419-5904, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Very truly yours,

RMG ML SPORTS HOLDINGS

By:	/s/ James Carpenter
Name:	James Carpenter
Title:	Chief Executive Officer

cc:	Daniel Forman, Lowenstein Sandler LLP